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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                                 AMENDMENT NO.1
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             KATZ MEDIA GROUP, INC.
                            (Name of Subject Company)

                             KATZ MEDIA GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    486112105
                      (CUSIP Number of Class of Securities)

                                 THOMAS F. OLSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                             KATZ MEDIA GROUP, INC.
                              125 WEST 55TH STREET
                            NEW YORK, NEW YORK 10019
                                    424-6000
            (Name, address and telephone number of person authorized
              to receive notice and communications on behalf of the
                           person(s) filing statement)

                                 With a copy to:

                             EDWARD D. SOPHER, ESQ.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 872-1000





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         Katz Media Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on July 18, 1997, with respect to a tender offer by Morris Acquisition Corporation, a Delaware corporation (the "Purchaser") and a jointly owned subsidiary of Chancellor Broadcasting Company, a Delaware corporation ("Chancellor") and Evergreen Media Corporation, a Delaware corporation ("Evergreen") (each of Chancellor and Evergreen, a "Parent" and collectively, the "Parents"), to purchase any and all outstanding shares of common stock of the Company (the "Shares"), at a price of $11.00 per Share, net to the seller in cash, without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 and the related Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Unless otherwise indicated, all terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is hereby amended to add the following paragraph:

         On August 5, 1997 Evergreen received a request for additional information (a "Second Request") from the United States Department of Justice with respect to its filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") regarding the proposed acquisition of the Company by the Purchaser. The Second Request will extend the waiting period under the HSR Act for a period of ten calendar days following the date that Evergreen substantially complies with the Second Request. No purchase of the Shares of the Company may be consummated until the waiting period expires or is terminated.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit O - Joint Press Release issued by the Parents and the Company dated August 6, 1997.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 6, 1997

                                              KATZ MEDIA GROUP, INC.


                                              By: /s/ Richard E. Vendig
                                              ------------------------------
                                                   Name: Richard E. Vendig
                                                   Title: Senior Vice President,
                                                        Chief Financial &
                                                        Administrative Officer,
                                                        Treasurer